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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 0-30285

                          NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q

               [_] Form N-SAR

               For Period Ended:  September 30, 2002

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached  instruction  sheet before  preparing  form.  Please print or type.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above,

identify the item(s) to which the notification relates:


                                     PART I

                             REGISTRANT INFORMATION

ENERGY VISIONS INC.

________________________________________________________________________________

Full Name of Registrant

ENERGY VENTURES INC.

________________________________________________________________________________

Former Name if Applicable

43 Fairmeadow Avenue

________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada M2P 1W8

________________________________________________________________________________

City, State and Zip Code

                                    PART II

                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this

     |         form  could  not be  eliminated  without  unreasonable  effort or

     |         expense;

     |

     |    (b)  The subject annual report,  semi-annual report, transition report

     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion

[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day

     |         following  the  prescribed  due date;  or the  subject  quarterly

     |         report or transition report on Form 10-Q, or portion thereof will

     |         be filed on or  before  the  fifth  calendar  day  following  the

     |         prescribed due date; and

     |

     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule

     |         12b-25(c) has been attached if applicable.


                                    PART III

                                   NARRATIVE

     State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

         The   Registrant   was  unable  to  timely  file  the  Report   without

unreasonable  effort  or  expense  due to  delays  in  gathering  the  necessary information and due to financial statement  presentation  changes to comply with applicable accounting guidelines.

                                    PART IV

                               OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

     Irving Rothstein, Esq.                          (212)      685-7600

     ---------------------------------------------------------------------------

                       (Name)                     (Area Code) (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the

     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act

     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements  to be  included  in the  subject  report  or  portion thereof?

                                                                 [X] Yes  [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect revenues to decrease approximately 65% from $140,951 in 2001 to $50,000 in 2002 due almost entirely to reduced current year revenues of a single sales contract. We expect to report a loss for the year of $2,063,922 in 2002 as compared to a loss of $3,249,713 for the last fiscal year. The principle reason for the decreased loss is the prior year non-operational bookkeeping adjustments in the amount of $1,467,980 respecting the below market issuances of options and warrants relative primarily to debentures now fully paid and to a successful Cdn. $3 million Initial Public Offering in Canada in August 2001. Technology expense decreased approximately 21% from $855,785 in 2001 to $677,597 in 2002.  While the cost of professional fees increased by approximately 50% from $353,203 in 2001 to $530,749 principally in respect of legal costs re a legal action, currently in negotiation, commenced by the Company. General and administration costs increased approximately 59% from $485,930 to $775,018 in 2002 due to an accounting charge, in the amount of $272,589, in respect of the impairment of property and equipment


                            ENERGY VISIONS INC.

--------------------------------------------------------------------------------

(Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date 12/30/2002                     By: /s/Peter F. Searle

    -------------------            ---------------------------------------------

                                        Peter F. Searle, VP Finance

          INSTRUCTION:  The form may be signed by an  executive  officer  of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal Criminal

Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1.  This  form  is  required  by  Rule  12b-25  of the  General  Rules  and

Regulations under the Securities Exchange Act of 1934.

     2.  One  signed  original  and  four  conformed  copies  of this  form  and amendments  thereto must be completed and filed with the Securities and Exchange

Commission,  Washington,  D.C. 20549, in accordance with Rule 0-3 of the General

Rules and Regulations under the Act. The information  contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

     4.  Amendments to the  notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

     5.  ELECTRONIC  FILERS.  This form shall not be used by  electronic  filers unable to timely file a report  solely due to  electronic  difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing  should  comply  with  either  Rule  201 or  Rule  202 of

Regulation  S-T or apply for an adjustment in filing date pursuant to Rule 13(b)

of Regulation S-T.

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